Exhibit 99.1

NEWS RELEASE

PENN WEST ENERGY TRUST ANNOUNCES PLANS FOR CORPORATE
CONVERSION, INCREASES TO CAPITAL PROGRAM, AND CHANGES
TO MONTHLY DISTRIBUTIONS

Calgary, September 8, 2010 (TSX - PWT.UN; NYSE - PWE) Fueled by a deepening inventory of light oil-weighted development opportunities across western Canada, Penn West Energy Trust ("Penn West") has been actively evolving from an income trust model and to an exploration and production model poised for sustained growth.

A key area of focus for Penn West has been the large Cardium trend in central Alberta.  Within this trend, Penn West’s drilling efforts are rapidly evolving from a small platform of horizontal wells drilled prior to 2010 to large-scale, low-risk development in 2011.  Penn West holds in excess of 650,000 acres on the main Cardium trend.  Our current Cardium program focuses on the Willesden Green, West Pembina, and greater Pembina areas.  Drilling results to-date have exceeded expectations.   Two of our most recent wells, drilled approximately 70 kilometers apart, had initial test flow rates in excess of 2,000 bbls of light oil per day.  One of these wells was in Willesden Green and delivered first month average production of 860 boe per day.  Penn West believes these results are not confined to a specific part of the Cardium, but are indicative of opportunities across the trend.  Our current inventory of approximately 3,000 locations and our growing experience in the use of horizontal technology provides us with confidence that we can consistently meet and/or exceed our previously published type curve expectations.

In the Waskada / Goodlands Amaranth play in southwest Manitoba, much like in the Cardium trend, our recent results have exceeded expectations.  Recently we drilled and completed what we believe is a groundbreaking well in the area.  After an innovative 40-stage fracture, this well has been put on production without artificial lift at a rate of approximately 200 boe per day.  This significant well is producing at a level 2.0x – 2.5x our typical type curve for the area.

In addition to our success in the Cardium and Waskada / Goodlands, we are producing strong results in the emerging northern Alberta Carbonate trend.  Our most recent wells in the area are providing average first month production of 200 – 300 boe per day.

Based on our success to-date and recognizing the extent of our drilling inventory, we believe it is prudent to ramp up our pace of activity and maintain our momentum.  In the fourth quarter of 2010, Penn West will be adding approximately $150 million to our drilling program targeting light oil resource plays. We have also reviewed our 2011 program and believe that we have a strong platform for growth. Penn West’s 2011 capital program of $1.0 - $1.2 billion will direct approximately 85 percent of total capital to light oil prospects.  Penn West is forecasting annual average daily production growing to between 172,000 – 177,000 boe per day for 2011 weighted more than 60 percent to oil and liquids.

The capital program will target approximately 30 percent to the Cardium, 15 percent towards Waskada / Goodlands, and 15 percent to each of the northern Alberta Carbonate and the Colorado plays.  Penn West will continue an active exploration program leveraging off our legacy land position of approximately 6.5 million acres which is complimented by recent land acquisitions in emerging resource plays.

Commencing with Penn West’s September distribution paid on October 15, 2010 to unitholders of record on September 30, 2010, Penn West will be reducing the current distribution of $0.15 per unit per month to $0.09 per unit per month.  This new distribution level represents a cash-on-cash yield of approximately 6 percent based on the closing price today of $19.00 on the Toronto Stock Exchange.

Penn West intends, with securityholder, regulatory, and court approval, to convert to a conventional corporation on or about January 1, 2011.  During the fourth quarter, unitholders will receive a proxy mailing outlining our plans for conversion.

On a go-forward basis the Penn West business plan calls for striking the right balance between sustainable growth and yield.  Penn West will outline our business strategy and prospects on October 20, 2010 at the Penn West Investor Day to be held in Calgary, Alberta at the Penn West offices located at #200, 207 - 9th Ave SW.

About Penn West

Penn West is one of the largest conventional oil and natural gas producers in North America and the largest producer of light and medium oil in western Canada.  Penn West operates a significant portfolio of opportunities with a prominent position in light-oil in Canada.  Based in Calgary, Alberta, Penn West operates throughout the Western Canadian Sedimentary Basin on a land base encompassing approximately 6.5 million acres.  Penn West believes that it is well positioned to create long-term value for unitholders through a high-quality, long-life asset base, strong balance sheet and experienced management team.

Penn West Units and debentures are listed on the Toronto Stock Exchange under the symbols PWT.UN, PWT.DB.E and PWT.DB.F and Penn West Units are listed on the New York Stock Exchange under the symbol PWE.

For further information, please contact:

PENN WEST ENERGY TRUST Suite 200, 207 – 9th Avenue SW Calgary, Alberta T2P 1K3 Phone: 403-777-2500 Fax: 403-777-2699 Toll Free: 1-866-693-2707 Website: www.pennwest.com

Investor Relations:
Toll Free: 1-888-770-2633
E-mail: investor_relations@pennwest.com

William Andrew, CEO
Phone: 403-777-2502
E-mail: bill.andrew@pennwest.com

Jason Fleury, Manager, Investor Relations
Phone: 403-539-6343
E-mail: jason.fleury@pennwest.com

Disclaimers

Oil and Gas Advisory:   Barrels of oil equivalent (or boe) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Forward-Looking Statement Advisory:  Certain statements contained in this document constitute forward-looking statements or information (collectively "forward-looking statements") within the meaning of the "safe harbour" provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as "expect", "may", "will", "believe", "potential", "target", "forecast", "intend", "plan" and similar words suggesting future events or future performance.  In particular, this document contains forward-looking statements pertaining to, without limitation, the following: our ability to sustain growth as an exploration and production company; our expectations for the performance of our assets located in the Cardium trend in central Alberta, including our ability to transform such assets into a large-scale, low-risk development project, our belief that drilling results to date from our Cardium program are indicative of opportunities across the Cardium trend, and our ability to consistently meet and/or exceed our previously published rate expectations in the Cardium trend; our intention to ramp up our pace of activity by adding approximately $150 million to our drilling program in the fourth quarter of 2010 targeting light oil resource plays; statements relating to our 2011 capital program, including the total amount to be spent, the amount to be spent on light oil projects, and the percentage of the program to be spent on specific plays; our forecast annual average daily production for 2011 and the weighting of that production to oil and liquids; our intention to reduce the amount of our per unit monthly distribution and the amount and timing thereof; our intention to convert from a trust model to a corporate model and the timing thereof; our intention and ability to maintain a balance between sustainable growth and yield; and our belief that we are well positioned to create long-term value for unitholders.  With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: our ability to execute on our business strategy; that results to date from our assets are indicative of future performance; our ability to fund the remainder of our 2010 capital program and our 2011 capital program; future capital expenditure levels; future oil and natural gas production levels; the amount of future cash distributions that we intend to pay; our ability to obtain equipment in a timely manner to carry out development activities; our ability to maintain existing production levels and add production and reserves through our development and exploitation activities; and our ability to receive all approvals required to convert from a trust model to a corporate model.  Although Penn West believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause Penn West's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: risks inherent in oil and natural gas operations; uncertainties associated with estimating reserves and resources; competition for, among other things, capital, acquisitions of reserves, resources, undeveloped lands and skilled personnel; geological, technical, drilling and processing problems; general economic conditions in Canada, the U.S. and globally; industry conditions, including fluctuations in the price of oil and natural gas; royalties payable in respect of our oil and natural gas production and changes thereto; changes in government regulation of the oil and natural gas industry, including environmental regulation; fluctuations in foreign exchange or interest rates; unanticipated operating events that can reduce production or cause production to be shut-in or delayed; failure to obtain industry partner and other third-party consents and approvals when required; OPEC's ability to control production and balance global supply and demand of crude oil at desired price levels; political uncertainty, including the risks of hostilities, in the petroleum producing regions of the world; the need to obtain required approvals from regulatory authorities from time to time; changes in tax laws that affect us and our security holders; changes in government royalty frameworks; and the other factors described in Penn West's public filings (including our Annual Information Form) available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.  The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, Penn West does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.